UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company with Authorized Capital

Taxpayers’ Registry No. (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76 (“Brazilian Corporate Law”) and CVM Normative Ruling No. 358, of January 3, 2002, hereby clarifies to its shareholders and the market in general that:

(a)	It became aware of the material fact disclosed by Totvs S.A. (“Totvs”) on october 27, 2020, in which Totvs informs that it called an extraordinary general meeting of its shareholders to resolve on a proposal for a corporate reorganization involving Linx; and

(b)	For the purposes of articles 224, 225 and 252 of Law No. 6.404/76, and to avoid any doubts, considering that the merger and justification protocol disclosed by Totvs contains the names of Linx´s managers in a signature page, Linx clarifies that none of Linx managers signed any protocol and justification of merger or merger of shares with Totvs or any Totvs subsidiary.

São Paulo, October 28, 2020.

LINX S.A.

Ramatis Rodrigues

Investor Relations’ Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer